June 24, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Anu Dubey

Re:                             Aberdeen Global Income Fund, Inc.

Registration Statement filed on Form N-2

File Nos. 333-254439 and 811-06342

Dear Ms. Dubey:

On behalf of Aberdeen Global Income Fund, Inc. (the “Fund” or the “Registrant”), we are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided in a telephone conversation with Robert Hepp on March 24, 2021 and April 8, 2021, relating to the Fund’s Registration Statement on Form N-2 (the “Registration Statement”) filed on March 18, 2021 with respect to the registration of an indeterminate principal amount of common or preferred stock, notes or subscription rights to purchase common stock as may be sold from time to time.

For your convenience, the substance of those comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

COMMENTS ON THE BASE PROSPECTUS

1.                                    Comment:             Please provide the completed fee table and expense example for the Fund in your response letter.

Response:              The completed fee table and expense example for the Fund are attached hereto as Exhibit A.

2.                                    Comment:             The cover page says you are filed under general instruction A.2 in Form N-2, which would allow the fund to file a short-form registration statement on Form N-2 that will function like a registration statement filed on Form S-3.  To be able to file under General Instruction A.2, an issuer must meet the eligibility and transaction requirements of Form S-3, which generally provide that an issuer is current and timely in its reporting and has at least $75 million in “public float.”  Based on publicly available information as of the date of filing, it does not appear the fund has a public float above $75 million.  Please confirm how the Fund believes it is eligible to file a short form registration statement under General Instruction A.2 of Form N-2.

Response:             As of the date of the Fund’s preliminary filing on Form N-2 on March 18, 2021, the Fund’s public float did not exceed $75 million, however, the Fund believes that it would have been eligible to file a short form registration statement under General Instruction A.2 of Form N-2, consistent with General Instruction I.B.6 of Form S-3.  Certain issuers with less than $75 million in “public float” are also eligible to use Form S-3,but are limited to the one-third limitation on sales specified in General Instruction I.B.6(a).

Subsequent to March 18, 2021, the aggregate market value of the registrant’s outstanding voting and nonvoting common equity computed pursuant to General Instruction I.B.6. equals or exceeds $75 million.  Accordingly, the one third limitation on sales specified in General Instruction I.B.6(a) shall not apply and instead the Registration Statement shall be considered filed pursuant to General Instruction I.B.1.

3.                                    Consistent with Instruction 7 to General Instruction I.B of Form S-3, please set forth on the outside front cover of the prospectus the calculation of the aggregate market value of the registrant’s outstanding voting and nonvoting common equity pursuant to General Instruction I.B.6. and the amount of all securities offered pursuant to General Instruction I.B.6. during the prior 12 calendar month period that ends on, and includes, the date of the prospectus.

Response:              As the aggregate market value of the registrant’s outstanding voting and nonvoting common equity computed pursuant to General Instruction I.B.6. equals or exceeds $75 million, the Registration Statement shall be considered filed pursuant to General Instruction I.B.1.  Accordingly, the disclosure called for by Instruction 7 to General Instruction I.B of Form S-3 is not applicable.

4.                                    Comment:             Please define the terms “Developed Markets,” “Investment Grade Developing Markets” and “Sub-Investment Grade Developing Markets” in the “Principal Investment Strategy; Leverage” section on the cover page.

Response:              Disclosure has been added.

5.                                    Comment:             In the “Principal Investment Strategy; Leverage” section on the cover page it states that “[t]he Fund may also utilize leverage through the issuance of debt securities or preferred stock, although it has no current intention to do so.”  We note that this shelf Registration Statement includes a potential offering of Preferred Shares.  If there is a current intention to issue preferred stock or notes, please reflect any anticipated expenses to the common shareholders in the fee table.

Response:              While this shelf N-2 registers an indeterminate principal amount of common or preferred stock, notes or subscription rights to purchase common stock as may be sold, from time to time, the Board has not as yet made any determination to issue debt securities or preferred stock.  In the future, if such securities are sold to or through underwriters, a prospectus or prospectus supplement will set forth any applicable sales load and the estimated offering expenses borne by the Fund.

6.                                    Comment:             In the “Principal Investment Strategy; Leverage” section on the cover page it states “As of [•], 2021, the Fund’s use of leverage as a percentage of managed assets was [•]%.”  Please also disclose the Fund’s use of leverage as a percentage of net assets as of the same date.

Response:              Disclosure has been added.

7.                                    Comment:             On the cover page, consistent with Item 1.1(j) of Form N-2 and the second paragraph of Guide 6 to Form N-2, please include a cross-reference, in bold face common type, to the prospectus discussion of the risks associated with leverage.

Response:              Disclosure has been added.

8.                                    Comment:             In the last two paragraphs on the cover page, it states that “[y]ou may elect to receive shareholder reports and other communications from the Fund or your financial intermediary electronically following the instructions included with this disclosure or by contacting your financial intermediary or the Fund” and that “[y]ou can inform the Fund or your financial intermediary that you wish to continue receiving paper copies of your shareholder reports by following the instructions included with this disclosure or by contacting the Fund...”  Please clarify what is meant by “instructions included with this disclosure” or delete if not applicable.

Response:             Disclosure has been revised for clarity.

9.                                    Comment:             Item 3.2 of Form N-2 indicates that a synopsis of information contained in the prospectus should be included when the prospectus is long or complex and that, normally, a synopsis should not be provided where the prospectus is twelve or fewer printed pages.  As the Fund’s prospectus is longer than twelve pages, please consider adding such synopsis.

Response:              A new section has been added entitled “THE FUND AT A GLANCE” which contains a synopsis of information contained in the prospectus.

10.                             Comment:             In the first paragraph of the “SUMMARY OF FUND EXPENSES” section, consider revising the parenthetical in the last sentence for clarity.

Response:             The disclosure has been revised.

11.                             Comment:             In the fee table, please revise the “Dividend reinvestment plan fees” line item to reflect the Fund’s Dividend Reinvestment and Optional Cash Purchase Plan disclosed later in the Prospectus.  Also, consistent with General Instruction 4 to Item 3.1, please note that the “Dividend Reinvestment and Cash Purchase Plan Fees” line item should include all fees (except brokerage commissions) that are charged to participating shareholder accounts and the basis on which such fees are imposed should be described briefly in a note to the table.

Response:              Disclosure has been revised.

12.                             Comment:             In footnote (3) to the fee table, consider whether the advisory fee rate disclosed is for the Adviser or the Investment Manager and revise accordingly.

Response:                                          The fees disclosed in footnote (3) are the fees paid by the Fund to the Investment Manager.  The Investment Adviser and Sub-Adviser are paid by the Investment Manager, not the Fund.  The disclosure has been revised accordingly.

13.                             Comment:             Please file any contractual expense limitation agreement as an exhibit to the Registration Statement, or delete references to such an agreement if none.  Please note that any waiver or reimbursement must continue for at least one year in order for it to be permitted to be reflected in the fee table and expense example.

Response:                                          Disclosure has been revised to delete references to a contractual expense limitation agreement.

14.                             Comment: In the section entitled “THE FUND”, the Adviser and Sub-Adviser are identified, but not the Investment Manager.  Consider revising.

Response:              Disclosure has been revised.

15.                             Comment:  In light of the word “Global” in the Fund’s name, please describe how the Fund’s investments will be tied economically to a number of countries throughout the world (e.g. “Under normal market conditions, at least 40% of the Fund’s assets will be invested in non-U.S. companies, or at least 30% in non-U.S. companies under abnormal market conditions).

Response:              A description of how the Fund’s investments will be tied economically to a number of countries throughout the world is contained under the heading “Additional Information Regarding the Fund—Investment Objectives and Policies” in the Fund’s Annual Report, which is incorporated by reference into the “INVESTMENT OBJECTIVES AND PRINCIPAL INVESTMENT STRATEGY-INVESTMENT PHILOSOPHY” section of the Prospectus.  This description has also been added to the new “Fund at a glance” section of the Prospectus.

16.                             Comment:             In the second paragraph under the “INVESTMENT OBJECTIVES AND PRINCIPAL INVESTMENT STRATEGY” section, it states that “Investment Grade Developing Markets” are those countries whose sovereign debt is rated not less than Baa3 by Moody’s Investors Services Inc. (“Moody’s”) or BBB- by S&P Global Ratings (“S&P”) or comparably rated by another appropriate nationally or internationally recognized ratings agency.  Please add a sentence that states what countries are “Investment Grade Developing Markets” as of a recent date.

Response:              Disclosure has been added.

17.                             Comment:             In the third paragraph under the “USE OF LEVERAGE AND RELATED RISKS” section, it states that “[s]ubject to prevailing market conditions, the Fund intends to use leveraging instruments to maintain leverage on its portfolio representing up to approximately 33 1/3% of the Fund’s total assets (including the assets subject to, and obtained with the proceeds of, such instruments), the maximum amount of leverage allowable under the 1940 Act.”  Please reconcile this sentence with the reference on the cover page of the Prospectus that says the Fund intends to leverage up to 33 1/3% of the Fund’s net assets.

Response:              The cover page states that “[t]he Fund anticipates using leverage in an aggregate amount up to 33 1/3% of its total assets (including the amount obtained from leverage), under normal market conditions.”

18.                             Comment:             Please confirm in your response that derivatives are valued based on market value and not notional value for purposes of the Fund’s 80% policy.

Response:              The Registrant confirms that, to the extent that the Fund invests in derivatives with an underlying asset that meets the Fund’s 80% policy required by Rule 35d-1, the market value, and not the notional value, of the derivative would be used for purposes of the Fund’s 80% policy.

19.                             Comment:             In the “USE OF LEVERAGE AND RELATED RISKS” section, it states that “[a]lthough it has no current intention to do so in the next twelve months, the Fund may also determine to issue preferred shares or notes to add leverage to its portfolio.” Given that this registration statement relates to a potential preferred shares offering, consider revising accordingly.

Response:              Disclosure has been revised.

20.                             Comment:             In the “USE OF LEVERAGE AND RELATED RISKS” section, it states “to the extent the Fund issues preferred shares or notes, the Fund currently intends to seek an AAA or equivalent credit rating from one or more NRSROs on any preferred shares or notes it issues.”  Consider changing “an AAA or equivalent credit rating” to “the highest credit rating possible.”

Response:              Disclosure has been revised.

21.                             Comment:             Under the heading “RISK FACTORS” please add disclosure to identify which risks are considered to be principal risks of the Fund and which other risks are not considered principal risks.

Response:              Disclosure has been added.

22.                             Comment:             In the “MANAGEMENT OF THE FUND” section, consider disclosing that “[f]or the purpose of calculating Managed Assets, derivatives are valued at their market value.”

Response:              Disclosure has been added.

23.                             Comment:             In the “MANAGEMENT OF THE FUND” section, with respect to any fees payable to the Advisers or their affiliates that are based on Managed Assets, consider disclosing that during periods when the Fund is using leverage, the fee paid will be higher than if the Fund did not use leverage because the fees paid are calculated on the basis of the Fund’s Managed Assets, which includes the assets purchased through leverage.

Response:              Disclosure has been added.

24.                             Comment:             In the “DISTRIBUTIONS” section, it states that “The Fund anticipates it may pay an excise tax of approximately $[•] for the calendar year ending December 31, 2021.”  To the extent the Fund will pay an excise tax, please confirm that this expense will be reflected in the fee table.  If not, explain why not.

Response:              The sentence has been deleted as the Fund does not anticipate paying an excise tax for the calendar year ending December 31, 2021.

25.                             Comment:             Please disclose any risks of issuing preferred stock, notes or subscription rights to purchase common stock in the risk factor section.

Response:              Disclosure has been added.

26.                             Comment:             In the “DESCRIPTION OF CAPITAL STRUCTURE—NOTES” section it states that “[a] Prospectus Supplement relating to any notes will include specific terms relating to the offering,” and then describes certain terms that would be included in a Prospectus Supplement relating to any notes.   Please consider adding similar disclosure to the “DESCRIPTION OF CAPITAL STRUCTURE—PREFERRED SHARES” section

Response:              Disclosure has been added.

27.                             Comment:             Add disclosure regarding the four conditions that the Fund must comply with for transferable rights offerings.

Response:              Disclosure has been added.

28.                             Comment:             In the section “CREDIT FACILITY/COMMERCIAL PAPER PROGRAM/NOTES” please disclose what a “commercial paper program” is.  Please explain in your response how a commercial paper program differs from a credit facility.

Response:              References to “commercial paper programs” have been deleted throughout.

29.                             Comment:             Certain offerings require that a no-objection letter be obtained from FINRA.  Please confirm if required, and if so, confirm if a FINRA no-objection letter has been obtained.

Response:              The Fund has not yet obtained a no-objection letter from FINRA, but will do so prior to offering any securities that may require a no-objection letter from FINRA.

COMMENTS ON THE STATEMENT OF ADDITIONAL INFORMATION

30.                             Comment:             The terms “Annual Report” and “Proxy Statement” are not defined in the SAI.  Please define in the first instance.

Response:              The definitions have been added.

31.                             Comment:             In the first paragraph under the “Investment Restrictions” section in the SAI, it states that “[i]f a percentage restriction on investment or use of assets set forth below is adhered to at the time a transaction is effected, later changes in a percentage resulting from changing values will not be considered a violation.”  Please disclose any exceptions to this point (e.g. the limitation on borrowing).

Response:              Disclosure has been added.

32.                             Comment:             With respect to the third investment restriction regarding concentration under the “Investment Restrictions” section in the SAI, it states that “…this limitation will not apply to the Fund’s investments in, among other things, (i) securities of other investment companies…”. Please disclose below the enumerated investment restrictions that the Fund will consider the holding of other investment companies in which it invests for purposes of determining compliance with its concentration policy.

Response:              The Fund is not aware of any requirement to “look through” its investments in an investment company to the underlying holdings of the investment company for purposes of determining compliance with its policy on concentrating its investments in any one industry. Accordingly, the Fund respectfully declines to revise the disclosure.

33.                             Comment:             In the table in the “Director Beneficial Ownership of Securities” section of the SAI, the second “Independent Director” heading should be “Interested Director.”

Response:              Disclosure has been revised.

34.                             Comment:             In the “Portfolio Management” section under “Management of the Fund,” please clarify whether there is one lead portfolio manager or whether the portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund’s assets.

Response:              Clarifying language has been added.

35.                             Comment:             In the “Advisory Agreements” section in the SAI, you disclose the compensation payable to the Investment Manager as well as the dollar amount paid to the Investment Manager for the last fiscal year.  Please disclose the dollar amounts paid to the Investment Manager, Adviser and Sub-Adviser for the last three years, as well as the rate of compensation payable to the Adviser and Sub-Adviser, consistent with Item 20.2(c) of Form N-2.

Response:              Disclosure has been added.

36.                             Comment:             In the second paragraph under the “Incorporation by reference” section of the SAI, it states that certain documents “are incorporated by reference into this Prospectus and deemed to be part of this SAI from the date of the filing of such reports and documents” Please replace the word “Prospectus” with “SAI”.

Response:              Disclosure has been updated.

OTHER COMMENTS

37.                             Comment:             In the exhibits to Part C, you indicate that the opinion and consent of counsel as to the legality of shares to be issued will be filed by amendment.  Please confirm that the legality opinions for these various types of securities will comply with staff legal bulletin 19.

Response:              We confirm that the legality opinions for these various types of securities will comply with staff legal bulletin 19.

38.                             Comment:             On the Signature page, please identify who the principal accounting officer/comptroller is, consistent with Section 6a of the 1933 Act.

Response:              Disclosure has been added.

39.                             Comment:             In each instance where information is incorporated by reference throughout both the Prospectus and SAI, please include hyperlinks.

Response:              Hyperlinks have been added.

40.                             Comment:             In the October 31, 2020 Annual Report, on page 49, it states that “[r]ecent legislation calls for new regulation of the derivatives markets. The extent and impact of the regulation are not yet completely known and may not be known for some time. New regulation of derivatives may make them more costly, may limit their availability, or may otherwise adversely affect their value or performance.” As this information is incorporated by reference into this Registration Statement, consider updating this risk disclosure in the Registration Statement by adding a reference to Rule 18f-4, and the date by which Rule 18f-4 needs to be complied with.

Response:              Disclosure has been added.

41.                             Comment:             In the October 31, 2020 Annual Report, on page 54, there is disclosure regarding emerging markets risk.   Please review the emerging markets risk disclosure against the risks pointed out in ADI 2020-11 and consider whether the emerging markets risk disclosure need to be tailored or enhanced in light of the Fund’s holdings.

Response:             Disclosure has been added.

*                                     *                                     *                                     *                                    *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (215) 405-2404.  Thank you.

Sincerely,

/s/ Robert Hepp
Robert Hepp

cc:	Thomas C. Bogle, Dechert LLP
William J. Bielefeld, Dechert LLP
Margaret Wilson, Dechert LLP
Marylyn Harrell, Dechert LLP

Exhibit A

SUMMARY OF FUND EXPENSES

The purpose of the following table and the example below is to help you understand the fees and expenses that holders of Common Shares (“Common Shareholders”) would bear directly or indirectly. The expenses shown in the table under “Other expenses” are for the Fund’s current fiscal year ended October 31, 2020. The expenses shown in the table under “Interest expenses on bank borrowings,” “Total annual expenses” and “Total annual expenses after expense reimbursement” are based on the Fund’s average net assets for the current fiscal year ended October 31, 2020 of $60,738,000.  As of October 31, 2020, the Fund had $20,300,000 of leverage outstanding through bank borrowings which represented 26.2% of the Managed Assets as of October 31, 2020.  The table reflects Fund expenses as a percentage of net assets attributable to Common Shares.

Common Shareholder transaction expenses
Sales load (as a percentage of offering price)(1)	—%
Offering expenses (as a percentage of offering price)(1)	—%
Dividend Reinvestment and Optional Cash Purchase Plan fees (per share for open-market purchases of Common Shares)(2)
Fee for open market purchases of Common Shares	$0.02(per share)
Fee for optional shares purchases	$5.00(max)
Sales of shares held in a dividend reinvestment account	$0.12(per share) and $25.00 (max)
Preferred Shares Offering Expenses Borne by the Fund (as a percentage of net assets attributable to Common Shares)(1)	—%

	Annual expenses (as a percentage of net assets attributable to
	Common Shares)

Advisory fee(3)	0.89%
Interest expenses on bank borrowings(4)	0.78%
Dividends on Preferred Shares	0.00	%(5)
Other expenses	1.22%
Total annual expenses	2.89%

(1)  If Common Shares of Preferred Shares are sold to or through underwriters, a prospectus or prospectus supplement will set forth any applicable sales load and the estimated offering expenses borne by the Fund.

(2)  Shareholders who participate in the Fund’s Dividend Reinvestment and Optional Cash Purchase Plan (the “Plan”) may be subject to fees on certain transactions. The Plan Agent’s (as defined below under “Dividend Reinvestment and Optional Cash Purchase Plan”) fees for the handling of the reinvestment of dividends will be paid by the Fund; however, participating shareholders will pay a $0.02 per share fee incurred in connection with open-market purchases in connection with the reinvestment of dividends, capital gains distributions and voluntary cash payments made by the participant, which will be deducted from the value of the dividend. For optional share purchases, shareholders will also be charged a $2.50 fee for automatic debits from a checking/savings account, a $5.00 one-time fee for online bank debit and/or $5.00 for check. Shareholders will be subject to $0.12 per share fee and either a $10.00 fee (for batch orders) or $25.00 fee (for market orders) for sales of shares held in a dividend reinvestment account. Per share fees include any applicable brokerage commissions the Plan agent is required to pay. For more details about the Plan, see “Dividend Reinvestment and Optional Cash Purchase Plan.”

(3)  The Investment Manager receives a monthly fee at the following annual rates: 0.65% of the Fund’s average weekly Managed Assets up to $200 million, 0.60% of Managed Assets between $200 million and $500 million, and 0.55% of Managed Assets in excess of $500 million. The advisory fee percentage calculation assumes the use of leverage by the Fund as discussed in note (4). To derive the annual advisory fee as a percentage of the Fund’s net assets (which are the Fund’s total assets less all of the Fund’s liabilities), the Fund’s average Managed Assets for the fiscal year ended October 31, 2020 (which includes the use of leverage discussed in note (4)) were multiplied by the annual advisory fee rate and then divided by the Fund’s average net assets for the same period.

(4)  The table assumes total borrowings of 20,300,000 (the balance outstanding under the Fund’s Credit Facility as of October 31, 2020, representing approximately 26.2of the Fund’s Managed Assets and an average interest rate during the fiscal year ended October 31, 2020 of 1.94%. There can be no assurances that the Fund will be able to obtain such level of borrowing (or to maintain its current level of borrowing), that the terms under which the Fund borrows will not change, or that the Fund’s use of leverage will be profitable. The expenses shown under “Interest expense on bank borrowings” in the table above reflect the cost to the Fund of borrowings, expressed as a percentage of the Fund’s net assets as of October 31, 2020, based on interest rates in effect as of October 31, 2020. The Fund currently intends during the next twelve months (i) to maintain a similar proportionate amount of borrowings but may increase such amount to 33 1/3% of the average daily value of the Fund’s total assets.

(5)  As of the date of this Prospectus, the Fund has not issued any Preferred Shares. The applicable prospectus supplement will set forth the expenses related to any Preferred Shares issued in the future.

Example

The following example illustrates the expenses you would pay on a $1,000 investment in common shares assuming a 5% annual portfolio total return.*

1 Year	3 Years	5 Years	10 Years
$29	$89	$152	$321

* The example does not include sales load or estimated offering costs.  The example should not be considered a representation of future expenses or rate of return and actual Fund expenses may be greater or less than those shown.  The example assumes that (i) all dividends and other distributions are reinvested at NAV and (ii) the percentage amounts listed under “Total annual expenses” above remain the same in the years shown. For more complete descriptions of certain of the Fund’s costs and expenses, see “Management of the Fund — Advisory Agreements.”

2